August 21, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Giant Interactive Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 18, 2013
File No. 001-33759

Dear Mr. Krikorian:

On behalf of Giant Interactive Group Inc. (“Giant” or the “Company”), set forth below are our responses to your comment letter dated July 31, 2013 (the “Comment Letter”) with respect to the Company’s Form 20-F referenced above filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2013 (the “Form 20-F”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 58

1.	We note your disclosure on page 59 that permanent virtual items are recognized over the estimated lifespan of the virtual item if estimable and if not then revenue is recognized over the estimated lifespan of the game. Please tell us what consideration you gave to disclosing the average estimated useful life of your perpetual virtual items and your games. Alternatively, you may disclose a range of the estimated useful lives.

August 21, 2013

The Company respectfully advises the Staff that the Company estimates the useful lives of the permanent virtual items based on historical paying player patterns and playing behaviors. Revenue related to permanent virtual items for which we are unable to estimate the useful lives prior to obtaining sufficient player data is initially recognized over the estimated lifespan of the games. Once the Company has sufficient player data to estimate the useful lives of those permanent virtual items, revenue is then recognized over such estimated lifespan of the permanent items. The Company continuously monitors its operational data and player patterns and re-assesses its estimates and will disclose the range of the estimated useful lives in its future Form 20-F filings.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

2.	We note that your PRC subsidiaries are permitted to pay dividends only out of its retained earnings as determined in accordance with PRC accounting standards and that there are significant differences that relate to revenue recognition and the related impact on deferred taxes. Please revise your disclosures in future filings to quantify the difference between retained earnings calculated pursuant to PRC accounting standards and retained earnings presented in your financial statements.

The Company respectfully advises the Staff that it will include the following disclosure in its future Form 20-F filings:

“As of December 31, [•], retained earnings for our PRC subsidiaries as determined in accordance with PRC accounting standards and US GAAP was [•] and [•], respectively.”

3.	We note your disclosure on page 25 that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. We also note your disclosure on page 65 of the amount of cash held by PRC subsidiaries that is available for distribution. In future filings, please disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of PRC. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities.

The Company respectfully advises the Staff that it will include the following disclosure in its future Form 20-F filings:

“As of December 31, [•], we had RMB[•] million (US$[•] million) in cash and cash equivalents, out of which RMB[•] million (US$[•] million) was held by our PRC subsidiaries and was subject to PRC foreign exchange regulations for remitting overseas, RMB[•] million (US$[•] million) was held by the Company’s offshore holding companies outside of PRC, and RMB[•] million (US$[•] million) was held by Giant Network, and its subsidiaries. Although we consolidate the results of Giant Network and its subsidiaries in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of these entities. However, these cash balances can be indirectly utilized by us for our normal operations pursuant to the contractual arrangements that provide us with the substantial ability to control Giant Network, its subsidiaries and their operations.”

August 21, 2013

4.	In describing the restrictions on the transfer of cash flows or other assets in response to the comment above, please tell us how you considered each of the following:

•	The requirement to obtain SAFE approval for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, as disclosed on page 78;

The Company respectfully submits that currently the only capital account item that involves cash flow between the Company’s PRC operating subsidiaries and its offshore holding entities is the distribution of dividends. Under applicable SAFE regulations, the accumulated after-tax profits of the Company’s PRC operating subsidiaries are distributable in foreign currencies to the Company’s offshore holding entities, and from such offshore holding entities to the Company, without further SAFE or any other PRC regulatory approval, provided that the Company’s PRC operating subsidiaries make appropriations for the statutory reserves, withhold applicable taxes on the dividend payments, and comply with certain procedural requirements. As such, the Company does not expect the SAFE approval requirements to have any material impact on the Company.

•	Whether the amount of assets that can be transferred out of the VIE is limited to the amount owed under the annual service fee calculated under the under the Technical Consulting and Service Agreements, as disclosed on page F-14; and

The Company respectfully submits that cash flow from the Company’s VIE (i.e., Giant Network and its subsidiaries) to the Company’s PRC operating subsidiaries primarily consists of license fees charged pursuant to the Online Game Software Sales and Licensing Agreements and compensation charged pursuant to the Exclusive Technical Consulting and Service Agreement between the VIE and the PRC operating subsidiaries of the Company. These agreements provide the Company with the ability to extract substantially all of the profits from the VIE via the PRC operating subsidiaries. Once the cash is transferred from the VIE to the PRC operating subsidiaries of the Company, it will be subject to the PRC government control of currency conversion as described in the response above.

•	The requirements to make appropriations to the statutory reserves, as disclosed on page F-64.

The Company respectfully submits that its PRC operating subsidiaries have been making appropriations for the statutory reserves regularly in compliance with relevant PRC regulations. Such statutory reserves do not materially or significantly limit or reduce the cash available for dividend distribution to the Company. Therefore, the Company has not experienced, and management of the Company does not expect in the future, that making such appropriations has had, or will have, any material adverse impact on the Company.

August 21, 2013

Item 18. Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-9

5.	We note that in 2012 Juhe Network changed from a subsidiary of the Company to a subsidiary of the VIE, Giant Network, through Giant Network purchasing 51% of Juhe Network’s equity interest from the Company. Please explain your accounting for this transaction and refer to the authoritative guidance you relied upon.

The Company respectfully advises the Staff that both Zhengduo Information and Zhengtu Information are wholly owned by the Company while Zhengtu Information controls Giant Network as its primary beneficiary. Hence, the transfer of Juhe Network from Zhengduo Information to the VIE, Giant Network, was accounted for as a common control transaction in accordance with ASC 805-50-15-6 as both Zhengduo Information and Giant Network are commonly controlled by the Company. The common control transaction was eliminated upon consolidation without any impact to the Company’s consolidated financial statements for the year ended December 31, 2012.

Note 2. Summary of Significant Accounting Policies

2) Consolidation, page F-13

6.	It is being reported that recent PRC court and arbitral rulings concerning VIEs constitute negative developments regarding the use of VIE arrangements in China. We are referring to the CIETAC arbitral decisions invalidating VIE arrangements in online gaming and the ruling of the Supreme People’s Court on the Chinachem Financial Services matter. Please tell us the following:

a)	How these rulings may impact your business or operations;

The Company respectfully advises the Staff that, according to publicly available information, the relationship between the parties in the Chinachem case referred to by the Staff appears to be an entrustment arrangement rather than a typical VIE arrangement. For example, Chinachem, through its Hong Kong subsidiary, authorized a PRC company to conduct investments on its behalf, which is different from a typical VIE arrangement where the VIE should follow instructions of the PRC entity controlled by a foreign investor (a “WFOE”). In addition, a WFOE in a typical VIE arrangement provides services in exchange for fees or compensation which are not prohibited by law in the PRC, while the Hong Kong subsidiary of Chinachem extracted interest income. Therefore, the Company does not believe such case is applicable to, or will have any material impact on, the Company’s business or operations.

August 21, 2013

In addition, the Company respectfully advises the Staff that, according to publicly available information, the two CIETAC arbitral decisions referred to by the Staff invalidated the VIE arrangements between the parties on the grounds that the contractual arrangements between the parties violated mandatory provisions of relevant laws in the PRC. Prohibition on indirect control in online game businesses by foreign investors is stipulated in a circular (“Circular 13”) promulgated by the General Administration of Press and Publication, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications. However, the ministries and commissions set out above do not provide any specific views on the consequences of using of VIE structure in China under Circular 13. The practices and impact of Circular 13 remains uncertain and the Company is not aware of any cases where an online game developer or operator was punished under Circular 13.

Under the PRC Contract Law, a contract may be held invalid under limited circumstances, including the “violation of mandatory provisions of the laws,” which refers to “laws” as either laws promulgated by the PRC National People’s Congress or its Standing Committee, or administrative regulations issued by the PRC State Council. Given that Circular 13 was promulgated by the General Administration of Press and Publication, the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications, which are all ministries and commissions under the PRC State Council, the Company believes that Circular 13 is not a “law” based on the definition set out above. The Interpretation I of the PRC Supreme Court of Several Issues concerning the Application of the Contract Law supports this interpretation by emphasizing that all courts shall only rely on laws and administrative regulations to declare a contract invalid, and must not make such judgments based on rules formulated by ministries and commissions under the PRC State Council. Therefore, it remains questionable whether the contractual arrangements in the two CIETAC arbitral decisions referred to by the Staff at issue were properly deemed invalid. Regardless, arbitration awards in the PRC have no binding or reference effect on later cases.

China has adopted a statute law system, under which judicial judgments are not binding when courts decide subsequent cases with similar issues or facts. As such, the ruling of the Supreme People’s Court on the Chinachem case is not binding to other courts in the PRC. In addition, the Company is not aware of any specific negative attitudes from PRC government authorities towards the use of VIEs in China. Therefore, as the contractual arrangements of VIEs and their respective corporate/shareholding structures are different on a case by case basis, the Company does not believe the court ruling or arbitral decisions referred to by the Staff will have any material adverse impact on the Company’s business or operations.

b)	Whether there are any other rulings relevant to the use of VIEs in China and how those may impact your business or operations;

The Company respectfully advises the Staff that it is not aware of any other recent court rulings regarding the use of VIEs in China that may materially impact its business or operations.

August 21, 2013

c)	How these developments will affect your disclosures; and

The Company respectfully advises the Staff that, considering the arbitral decisions and the Chinachem case referred to by the Staff do not have material adverse impact on the Company’s business and operations, the management of the Company believes current disclosure in the Company’s annual report on Form 20-F is sufficient.

d)	The nature of any formal or informal communications with governmental entities regarding your use of VIE arrangements to avoid violating restrictions on foreign investment. If you have not had any such communications, explain why.

The Company respectfully advises the Staff that the VIE arrangements have been widely adopted by many PRC companies listed in the United States, Hong Kong and stock exchanges in other jurisdictions. In addition, the Company is not aware of any regulatory or legislative actions taken by the PRC government authorities against any public company that adopted a VIE structure and is currently listed on a stock exchange outside the PRC. Therefore, the Company has not engaged in any formal or informal communications with any government entities in this regard.

7.	We note on pages 51 and 52 that your exclusive technical consulting and service agreements with Giant Network are determined on an arms-length and reasonable basis with reference to the costs and expenses incurred by Zhengtu Information and Giant Network. Please explain to us how Giant Network meets the definition of a VIE. Cite the pertinent guidance in ASC 810-10, including 810-10-55-37(a), to support your analysis.

The Company respectfully advises the Staff that Giant Network meets the definition of a VIE pursuant to ASC 810-10-15-14(b) for the following reasons:

•	The equity holders of Giant Network lack the power to direct the activities that most significantly impact Giant Network’s economic performance as they assigned all of their voting rights underlying their equity interest in Giant Network to Zhengtu Information’s designee through the irrevocable Power of Attorney.

•	The equity holders of Giant Network lack of the obligation to absorb the expected losses given that Zhengtu Information agreed to unlimited financial support to Giant Network during its operations and to forego the right to seek repayment by Giant Network pursuant to the Letter of Financial Support.

•	The equity holders also lack the right to receive the expected residual returns from Giant Network as the Online Game Software Sales and Licensing Agreements and Exclusive Technical Consulting and Service Agreement provide Zhengtu Information and other PRC operating subsidiaries of the Company the ability to extract substantially all of the profits from Giant Network based on the fees paid under these agreements.

August 21, 2013

•	Fees paid under the agreements are considered as Zhengtu Information’s variable interest in Giant Network pursuant to ASC 810-10-55-37(a). When making such determination, the Company considered factors provided by ASC 810-10-55-36. Specifically, the Exclusive Technical Consulting and Service Agreement contains terms and conditions that are not customarily present in arrangements negotiated at arm’s length. For example, the agreement renewal period, as determined by Zhengtu Information, must be accepted by Giant Network unconditionally. Further, Giant Network cannot terminate the agreement prior to expiration without consent from Zhengtu Information and the payment of a RMB20,000,000 penalty in addition to compensating Zhengtu Information for all its losses resulting from such early termination.

•	In addition, as the equity holders of Giant Network assigned all of their voting rights underlying their equity interest in Giant Network to Zhengtu Information’s designee based on the irrevocable Power of Attorney, Zhengtu Information, as represented by its designee, has the unilateral discretion to adjust the fees through its control of Giant Network.

•	Furthermore, the total amount of fees paid by Giant Network to Zhengtu Information and other PRC operating subsidiaries of the Company pursuant to the Online Game Software Sales and Licensing Agreements and Exclusive Technical Consulting and Service Agreement accounted for substantially all of Giant Network’s expected return on its variable interests. For the years ended December 31, 2011 and 2012, total amount of the fees paid by Giant Network to PRC operating subsidiaries of the Company, including Zhengtu Information, represented approximately 98% and 99% of Giant Network’s net profits, respectively.

The aforementioned agreements between Giant Network and Zhengtu Information are disclosed in the Company’s annual reports on Form 20-F under Note 2, Summary of Significant Accounting Policies – 2) Consolidation of its consolidated financial statements.

8.	We note on page F-15 that each of the equity holders of Giant Network has signed an irrevocable Power of Attorney to grant Zhengtu Information’s designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such shareholder. The power of attorney in exhibit 10.7 to your Form F-1 filed October 18, 2007 appears to grant the power of attorney to Mr. Yuzhu Shi. Please tell us how the power of attorney provides you with power and not Mr. Yuzhu Shi. If there any other contracts that convey power to you, please describe their pertinent terms to us.

August 21, 2013

The Company respectfully submits that one premise of the authorization and delegation explicitly set out in the Power of Attorney signed by shareholders of Giant Network is that the representative needs to obtain consent from Zhengtu Information in connection with the relevant authorization and delegation. In addition, the Power of Attorney states that in the event Zhengtu Information decides to change the representative by written notice, the shareholders of Giant Network will promptly withdraw the authorization and delegation to the current representative and will make the same authorization and delegation to another PRC citizen designated by Zhengtu Information. Given that the Company is the sole shareholder of Zhengtu Information, it is the Company’s board of directors, which is no longer controlled by Mr. Shi after the follow-on offering completed in June 2013, that has the veto right to remove and appoint the representative of Giant Network. As such, the Company believes that such Power of Attorney provides Zhengtu Information, a wholly-owned subsidiary of the Company, with power to exercise the shareholder rights of Giant Network, rather than Mr. Yuzhu Shi in his personal capacity.

9.	Please identify for us the individuals of the board of directors and management and legal representatives of Giant Network, Zhengtu Information, and Giant Interactive Group Inc. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity. Also, tell us whether there are any relationships among those identified (e.g., contractual, familial, business, or otherwise).

The Company respectfully advises the Staff that currently the Company, Zhengtu Information and Giant Network shares the same group of management members. Details of the directors and management of each of the three entities as of the date of this response letter are set out below:

I.	Giant Interactive Group Inc.

Name	Title	Beneficial Ownership/Voting Interest	Relationship with other director/management
Yuzhu Shi	Chairman	49.5%	None
Wei Liu	Director, CEO	<1%	None
Lu Zhang	Director	<1%	None
Andrew Y. Yan	Director	<1%	None
Jason Nanchun Jiang	Director	<1%	None
Peter Andrew Schloss	Director	<1%	None
Xuefeng Ji	President	<1%	None
Jazy Zhang	CFO	<1%	None
Shiliang Song	CTO	<1%	None
Min Tang	Vice President	<1%	None
Yonghua Lu	Vice President	<1%	None
Yongjun Fei	Vice President	<1%	None
Guoqiang Ding	Vice President	<1%	None
Cheng Peng	Vice President	<1%	None
Meng Wu	Vice President	<1%	None

August 21, 2013

II.	Zhengtu Information (Wholly-owned Subsidiary of the Company)

Name	Title	Beneficial Ownership/Voting Interest	Relationship with other director/management
Wei Liu	Chairman, CEO, Legal Representative	<1%	None
Yuzhu Shi	Director	49.5%	None
Lu Zhang	Director	<1%	None
Xuefeng Ji	President	<1%	None
Jazy Zhang	CFO	<1%	None
Shiliang Song	CTO	<1%	None
Min Tang	Vice President	<1%	None
Yonghua Lu	Vice President	<1%	None
Yongjun Fei	Vice President	<1%	None
Guoqiang Ding	Vice President	<1%	None
Cheng Peng	Vice President	<1%	None
Meng Wu	Vice President	<1%	None
Xuxia Jia	Supervisor	<1%	None

III.	Giant Network

Name	Title	Beneficial Ownership/Voting Interest	Relationship with other director/management
Yuzhu Shi	Chairman	100%*	None
Kai Chen	Director	-**	None
Lu Zhang	Director	-***	None
Yongjun Fei	Legal Representative, General Manager	-	None
Minghong Wu	Supervisor	-	None

* Mr. Yuzhu Shi indirectly owns 64.125% equity interest in Giant Network through Shanghai Lanlin Bio-technology Co., Ltd. (“Shanghai Lanlin”); however, Mr. Shi beneficially owns 100% of the voting interest in Giant Network pursuant to the irrevocable Power of Attorney signed by each and every shareholder of Giant Network.

** Mr. Kai Chen, who holds a 10% equity interest in Shanghai Lanlin, directly owns 5.75% equity interest in Giant Network and indirectly owns 7.5% equity interest in Giant Network through Shanghai Lanlin on behalf of Mr. Shi. Mr. Chen has signed an irrevocable Power of Attorney granting Mr. Shi, as representative of Zhengtu Information, voting rights of all shares held under his name.

August 21, 2013

*** Mr. Lu Zhang directly owns 1.25% equity interest in Giant Network; however, Mr. Zhang has signed an irrevocable Power of Attorney granting Mr. Shi, as representative of Zhengtu Information, voting rights of all shares held under his name.

10.	Please tell us how the management of Giant Interactive Group Inc., Zhengtu Information and Giant Network are hired, terminated, and compensated.

The Company respectfully advises the Staff that the Company, Zhengtu Information and Giant Network share the same group of management personnel, including the chief executive officer, president, chief financial officer, chief technology officer and vice presidents of the Company. Each member of the Company’s management team, upon the approval of the compensation committee, which consists solely of independent directors, and the board of directors of the Company, enters into an employment agreement with Zhengtu Information and is offered a position to work for each of the other two companies.

In addition to entering into an employment agreement with Zhengtu Information, Ms. Jazy Zhang, chief financial officer of the Company, and Mr. Lu Zhang, each separately entered into an employment agreement with Giant Interactive (HK) Limited. Ms. Zhang also entered into a third employment agreement with the Company.

The compensation committee of the Company reviews the performance of the management team and determines the compensation of each senior member on an annual basis. The Company has not terminated any of its senior management to date; however, decisions regarding termination would be made by the board of directors of the Company, if the board considers it to be appropriate.

11.	Please tell us how and why directors and management can be removed or appointed at each level in your organization. In your response, tell us whether Mr. Yuzhu Shi has the ability to unilaterally remove and appoint directors by virtue of his 54.8% voting power. If the board votes on removal of a board member, tell us whether the board member subject to that vote is entitled to vote.

The Company respectfully advises the Staff that, in accordance with Article 86 of the Company’s current Articles of Association, a director can be appointed or removed from the Company’s board of directors by way of an ordinary resolution of the shareholders of the Company at any time. Upon the completion of the Company’s follow-on offering on June 11, 2013, Mr. Yuzhu Shi beneficially owned approximately 49.5% of the Company’s outstanding shares. Therefore, Mr. Shi no longer holds a majority of the Company’s outstanding shares and is not able to unilaterally remove or appoint directors of the Company based on his shareholdings in the Company. As advised by our Cayman Islands legal advisers, a member of the board of directors of the Company is not required to abstain from voting on any shareholder resolution with respect to his removal from the board and he is entitled to vote all his shares on such resolution. In addition, pursuant to Article 131 of the Company’s Articles of Association, an officer or any member of the management team of the Company shall be appointed or removed by the board of directors of the Company at any time, on such terms, and for such period as the board of directors may by majority vote determine.

August 21, 2013

For Zhengtu Information, which is a wholly-owned subsidiary of the Company, the board of directors of the Company can appoint or remove the directors and officers of Zhengtu Information at any time. For Giant Network, Mr. Yuzhu Shi in his capacity as the attorney of all shareholders of Giant Network, has the right to appoint or remove the directors and officers of Giant Network at any time.

12.	Please tell us what matters are required to go to the board for approval and how decisions are approved at the board level.

The Company respectfully advises the Staff that, pursuant to Article 104 of the Company’s current Articles of Association, the business of the Company shall be managed and conducted by its board of directors. The board of directors of the Company meets regularly and passes resolutions by way of simple majority votes for ordinary resolutions and a two-thirds super majority for special resolutions specified in the Articles of Association of the Company. In addition, the Company respectfully advises the Staff that, as is the Company’s practice, the directors will declare their interest in the proposals to be resolved at the beginning of each board meeting. In the event any director of the Company has a conflict of interest in any of the proposals, such director would voluntarily abstain from voting on such proposal. For example, in March 2013, the Company purchased convertible bonds from China Minsheng Banking Corp., Ltd., where Mr. Yuzhu Shi, chairman of the Company, serves as a non-executive director and a principal shareholder. The transaction was reviewed and approved by the disinterested directors of the Company. The Company confirms that this has been the practice of its board of directors since its initial public offering in 2007.

While the board of directors of the Company did not specify in any of its prior resolutions items that have to be approved by the board of directors, it has authorized two resolutions to provide the management of the Company with certain discretions. In the board meeting held on February 27, 2009, the board of directors resolved that the management of the Company be authorized to enter into individual discretionary investments of up to $120 million each without seeking prior board approval. In addition, on December 6, 2010, the board of directors resolved that management of the Company be authorized to enter into bank-guaranteed instruments transactions up to RMB1 billion without prior board approval as part of the Company’s cash management measures. Management of the Company must notify the board of directors within 10 days of entering into any cash management transaction in an amount exceeding RMB500 million, and only transactions exceeding RMB1 billion need prior board approvals. The board of directors regularly reviews all material investments pursuant to these resolutions since they were authorized. As of the date of this response letter, there was only one investment conducted by the management of the Company in the amount of $5 million that had not been subject to prior board approval pursuant to the above-mentioned board resolutions.

August 21, 2013

13.	We note on page 67 that your board of directors consists of three independent directors and three non-independent directors. Please tell us how board decisions are made should the board be split.

Please refer to the response to Comment 12 above for how board decisions of the Company were made.

The Company respectfully advises the Staff that, pursuant to Article 114 of the Company’s current Articles of Association, in the case of any equality of votes at a board meeting, the chairman of the meeting shall have an additional or casting vote.

14.	Please tell us whether there have been any disputes or disagreements between the owners/managers of the VIE and the owners/managers of either Zhengtu Information or Giant Interactive Group Inc. If so, describe to us how they were resolved.

The Company respectfully advises the Staff that it has not experienced any dispute or disagreement between the owners/managers of the VIE and the owners/managers of Zhengtu Information and the Company since the establishment of the Company’s VIE structure.

15.	Please tell us how you considered Mr. Yuzhu Shi’s voting power of 54.8% of Giant Interactive Group Inc. and 75% ownership of Giant Network (VIE) in determining whether the contractual agreements with the VIE are substantive. In your response, explain how the WFOE would enforce the contracts in the event the VIE breached the contract terms in light of the fact that Mr. Shi has majority voting power in both Giant Interactive Group Inc. and the VIE.

The Company respectfully advises the Staff that, upon the completion of the Company’s follow-on offering on June 11, 2013, Mr. Yuzhu Shi beneficially owned approximately 49.5% of the Company’s outstanding shares, which fell below a majority of the Company’s outstanding shares. Therefore, Mr. Shi no longer holds a majority of the Company’s outstanding shares and is not able to unilaterally remove or appoint directors of the Company based on his shareholding in the Company.

In any event, the Company respectfully advises the Staff that, under Cayman Islands law, the directors of the Company have had and will continue to have a duty of loyalty, which requires them to act honestly and in good faith, with a view to the best interests of the Company. The directors of the Company also have had and will continue to have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to the Company, the directors must ensure compliance with the memorandum and articles of association of the Company, as amended and re-stated from time to time.

August 21, 2013

As a result, in the event that the VIE’s shareholders, collectively or individually, disagree with the actions of the board of directors of the Company and elect to breach their obligations under the contractual arrangements by challenging or preventing the decisions and actions of the board of directors of the Company, the Company may need to bring a claim against such shareholder or shareholders under the contractual arrangements. Although Mr. Shi has sole voting power in the VIE, each of the other directors of the Company would, based on his fiduciary duty, enforce the contractual arrangements to the best interest of the Company. It should also be noted that, as mentioned in the response to Comment 12, it has been the practice of the board of directors of the Company for a director to voluntarily abstain himself from voting on proposals in which he has a personal interest. Therefore, in the event the VIE breaches the contractual arrangements, necessary actions will be taken by the disinterested directors sitting on the board of directors of the Company to enforce the terms of the contractual arrangements.

Based on the above, the Company believes that the contractual arrangements between Zhengtu Information and Giant Network to be substantive.

16.	Please describe to us barriers in exercising any of your rights under the contractual agreements.

The Company respectfully advises the Staff that it has not experienced any barrier in exercising its rights under the contractual arrangement since the establishment of the Company’s VIE structure. However, in the event that the shareholders of the VIE disagree with the actions of the board of directors of the Company and elect to breach their obligations under the contractual arrangements, the Company may encounter difficulty removing legal representative or senior management of the VIE, entering into any new business contracts via the VIE or effecting any filing with SAIC or other PRC regulatory authorities, and the shareholders of the VIE may also prevent the Company from exercising exclusive option under contractual arrangements to purchase or designate a third-party to purchase all or any part of their equity interests in the VIE. Please refer to “Risk Factors — Risks Related to the Regulation of Our Business” in the Form 20-F filed by the Company for further details in connection with the possible barriers.

17.	Please describe to us the importance of Mr. Yuzhu Shi to the operations of the VIE and Giant Interactive Group Inc. In addition, explain to us the extent board approval is required for management decisions he makes.

The Company respectfully advises the Staff that Mr. Yuzhu Shi, after stepping down from the Company’s chief executive officer position on April 19, 2013, has shifted his focus to the Company’s long-term strategic planning in his capacity as the chairman of the board of directors of the Company, and is no longer involved in the daily operations of the Company. Mr. Shi also ceased being involved in the daily operations of the VIE beginning April 19, 2013, although he continues to serve as the representative of Zhengtu Information to exercise the rights of the shareholders of the VIE pursuant to the irrevocable Power of Attorney. As such, all the management decisions of the VIE are made under the direction of the board of directors of the Company, passed to the VIE via the Company’s PRC wholly-owned subsidiary, Zhengtu Information, and executed by the VIE.

August 21, 2013

18.	ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

The Company respectfully advises the Staff that Giant Network, the VIE, holds a value-added telecommunications business operating license to provide internet content distribution services in PRC, an internet publishing license to operate and distribute games through the internet, and an approval from government to provide online discussion forum services. In addition, Giant Network also owns facilities including an office building, computers, equipment and servers that are recognized in the Company’s consolidated financial statements and hires operational and marketing employees for its daily operation. Through online games, software sales, and licensing agreements entered into with other PRC subsidiaries of the Company, Giant Network operates certain of the Company’s games exclusively in PRC, such as ZT Online and ZT Online 2, in return for fees. The arrangement of online games software sales and licensing agreements between Giant Network and the Company’s PRC subsidiaries are disclosed in the Company’s Form 20-F filings under Note 2, Summary of Significant Accounting Policies – 2) Consolidation to the consolidated financial statements.

The Company respectfully advises the Staff that it will add disclosure to include the additionally requested information in its future Form 20-F filings.

19.	We note that you disclosed on page F-17 total assets and liabilities. Please expand your disclose to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including cash and the intercompany payable to the WFOE for accrued service fees. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

The Company respectfully advises the Staff that it will revise Note 2, Summary of Significant Accounting Policies – 2) Consolidation to the consolidated financial statements in its future Form 20-F filings as follows to further enhance the transparency of its disclosure:

“There are no pledges or collateralization of Giant Network and its consolidated entities’ assets which may only be used to settle Giant Network and its consolidated entities’ obligations during the periods presented. For the periods presented, creditors of Giant Network and its consolidated entities do not have recourse to the general credit of the Company, who is also considered the primary beneficiary of Giant Network through Zhengtu Information, and as such, these amounts have been parenthetically presented on the face of the Company’s Consolidated Balance Sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to Giant Network during the periods presented.

August 21, 2013

The following table represents the carrying amounts of the assets and liabilities of Giant Network and its consolidated entities including the intercompany payable to the Company’s PRC operating subsidiaries for accrued service and license fees of RMB1,278,972,129 and RMB[•] (US$[•]) as of December 31, 2012 and 2013, respectively:

	December 31,
	2012	2013
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	274,141,083	[•]
Accounts receivable	6,555,391	[•]
Prepayments and other current assets	37,563,773	[•]
Due from related parties	1,019,128,949	[•]
Inventories	333,195	[•]
Deferred tax assets, net	143,002,725	[•]
Total current assets	1,480,725,116	[•]

Non-current assets:
Property and equipment, net	312,791,693	[•]
Intangible assets, net	5,914,981	[•]
Due from research and development entity partners	637,000	[•]
Goodwill	15,170,511	[•]
Investment in equity investees	5,815,708	[•]
Long-term Investment	55,938,233	[•]
Deferred tax assets, net	1,502,617	[•]
Other assets	1,100,000	[•]
Total non-current assets	398,870,743	[•]

Total assets	1,879,595,859	[•]

LIABILITIES
Current liabilities:
Payables and accrued expenses	63,103,923	[•]
Advance from distributors	93,468,209	[•]
Due to related parties	1,298,030,769	[•]
Deferred revenue	470,279,509	[•]
Tax payable	4,371,971	[•]
Unrecognized tax benefit	6,418,702	[•]
Deferred tax liabilities	2,500,250	[•]
Total current liabilities	1,938,173,333	[•]

Total liabilities	1,938,173,333	[•]

The following table represents the breakdown of contribution by Giant Network, the VIE, and its consolidated entities as well as the Company and other entities within the Group to the Group’s total net income and total comprehensive income. The amounts presented below are calculated before deducting the intercompany service and license fees payable from the VIE to the other operating subsidiaries of the Company.

August 21, 2013

	For year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net income (loss) attributable to the Company’s shareholders
Giant Network and its consolidated entities	1,515,790,079	1,778,254,022	[•]
The Company and other entities within the Group	(635,823,205)	(784,534,016)	[•]
	879,966,874	993,720,006	[•]

Other comprehensive income (loss)
Giant Network and its consolidated entities	-	-	[•]
The Company and other entities within the Group	(100,725,366)	32,505,955	[•]
	(100,725,366)	32,505,955	[•]

Comprehensive income	779,241,508	1,026,225,961	[•]

In addition, Giant Network and its consolidated entities accounted for approximately RMB1,342,000,000, RMB1,789,500,000 and RMB[•] (US$[•]) net increase in cash and cash equivalents in 2011, 2012 and 2013, respectively. However, a substantial amount of the cash and cash equivalents generated by the VIE was subsequently transferred to the other operating subsidiaries of the Company to pay for the intercompany service and license fees.”

19) Comprehensive Income, page F-27

20.	Please tell us what consideration you gave to disclosing the income tax expense allocated to each component of other comprehensive income. Refer to FASB ASC 220-10-45-12. Also, tell us what consideration you gave to disclosing the accumulated balances for each component of other comprehensive income as required by ASC 220-10-45-14A.

ASC 220-10-45-12

The Company respectfully advises the Staff that the components of other comprehensive income consisted of unrealized gains (losses) on investments and foreign currency translation adjustments. As the unrealized gains (losses) are attributable to investments held by the Company, an entity registered in the Cayman Islands that is not subject to income tax, there was no tax effect on the unrealized gains (losses). Foreign currency translation adjustments arise from translating the individual financial statements of the Company and certain of its subsidiaries located in the British Virgin Islands and Hong Kong denominated in their functional currencies to the Company’s reporting currency, RMB. These translation adjustments have no tax effect either as they are not taxable in the respective local tax jurisdiction.

August 21, 2013

ASC 220-10-45-14A

In accordance with ASC 220-10-45-14A, an entity can present the change in accumulated balance for each component of other comprehensive income on either on the face of the financial statements or as a separate disclosure in the notes. The Company has elected to disclose the change in accumulated balance for each component of other comprehensive income in the Consolidated Statements of Changes in Shareholder’s Equity.

Note 3. Acquisition of a Subsidiary, page F-36

21.	We note your disclosure on pages F-36 – F-38, F-48, F-68 and F-69 that the fair value of certain equity interests, online game software and investments were “based on an independent valuation.” Please describe the nature and extent of the valuation specialist’s involvement in the determination of the fair value of these items. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

The Company respectfully advises the staff that Company management determined the fair value of certain equity interests, online game software and investments with the assistance of independent third party valuation firms. The extent of the valuation specialist’s involvement was limited to the application of data, such as cash flow projections, prepared by management and development of the valuation parameters, such as WACC in the fair value measurement exercise. The Company remains responsible for the valuation results.

The Company did not incorporate any valuation report or valuation opinion from third party valuation specialists in the Form 20-F. The Company considered the disclosure requirement based on Question 141.02 of the Staff’s Compliance and Disclosure Interpretations related to Securities Act filings and believes it is not required to make reference to a third party as an expert based on the nature and extent of the third party valuation firms’ involvement as discussed above. The Company respectfully advises the Staff that it will clarify in its future Form 20-F filings that the fair value of certain equity interests, online game software and investments were determined by management with the assistance of independent third party valuation firms.

Note 12. Available-For-Sale Securities

(ii) Series A Preferred Shares in MET, page F-47

22.	We note your disclosures regarding your investment in MET. Please tell us the percent ownership you had in MET before and after the reorganization. Tell us how you concluded that classification as available-for-sale was appropriate prior to the reorganization and how cost classification was appropriate after the reorganization and refer to the authoritative audience you relied upon when determining your classification. Also, provide us with a more detailed description of the reorganization and how and why the reorganization was accounted for as a common control transaction.

August 21, 2013

The Company respectfully advises the Staff that prior to the reorganization, MET operated its business through Yangxun Computer Technology (Shanghai) Co. Ltd, (“Yangxun”). MET consolidated Yangxun through wholly owned Yangling Computer Technology (Shanghai) Co. Ltd., (“WFOE”). WFOE controlled Yangxun via contractual arrangements that provided WFOE the power to direct all activities of Yangxun and the right to receive all benefits from Yangxun. The Company held 20% ownership in MET, WFOE and Yangxun, (collectively, the “MET Group”) prior to the reorganization. As the contractual arrangements provided the value of Yangxun to MET via WFOE, the value of the Company’s equity interest in Yangxun was ultimately reflected in the Company’s investment in MET preferred shares.

MET preferred shares had a liquidation preference that entitled the Company to receive an amount equal to 120% of its original issuance price plus all declared or accrued but unpaid dividends, which was significant in relation to the purchase price of the investment. In addition, MET had adequate subordinated equity from a fair value perspective to indicate that the liquidation preference was substantive as the fair value of its common shares outstanding was 2.5 times more than the fair value of the preferred shares as of the investment date. As a result, the liquidation preference of the MET preferred shares was not substantially similar to the subordination characteristics of MET common shares. Furthermore, the MET preferred shares were redeemable, at the option of the holder, at any time beginning from the fifth anniversary of the original issuance date at 120% of its original issuance price plus all declared or accrued but unpaid dividends. The put option was not available to MET common shareholders and created an obligation for MET to transfer substantive value to its investor.

Based on the above, the investment in MET preferred shares was not in-substance common stock pursuant to ASC 323-10-15-13. The Company’s investment in MET preferred shares was considered as a debt security given the preferred shares were redeemable at the option of the Company thus meeting the definition of a debt security under ASC 320-10. As the preferred shares could have been automatically converted into ordinary shares upon MET’s qualified public offering, the Company’s investment was not classified as a held-to-maturity investment pursuant to ASC 320-10-25-5(g). In addition, the investment was not classified as a trading security considering the preferred shares were not purchased and held principally for the purpose of selling them in the near term. Therefore, the Company classified the investment in MET as an available-for-sale security pursuant to ASC 320-10-25-1.

In May 2012, due to change in business strategy, the MET Group was reorganized by liquidating MET and WFOE with Yangxun remaining in place to continue operation in China. By removing the contractual arrangements between WFOE and Yangxun, the Company effectively returned the power to direct and the economic benefits in Yangxun to its shareholders. Given the former MET shareholders’ direct ownership in Yangxun mirrored their former ownership in MET, the Company continues to hold 20% ownership in Yangxun. The Company described the reorganization as a common control transaction as the reorganization took place within the MET Group under which MET controlled WFOE and Yangxun.

August 21, 2013

Post reorganization, as the Company’s direct investment in the Yangxun common shares was accounted for using the cost method pursuant to ASC 325-20, considering that the Company did not have significant influence over Yangxun’s operating and financial policies given 70% of the investee is held by one founder who operates Yangxun as its general manager without regard to the Company. The 70% voting interest provides the founder the power to pass any ordinary and special resolutions at shareholders’ meetings, the ultimate governing body of Yangxun, including the appointment and removal of members of the board of directors.

* * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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August 21, 2013

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473-2630 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com.

Sincerely,

Portia Ku
of O’Melveny & Myers LLP

Enclosures

cc:	Amanda Kim, Staff Accountant
Christine Davis, Assistant Chief Accountant
(U.S. Securities and Exchange Commission)

Ms. Wei Liu
Ms. Jazy Zhang
(Giant Interactive Group Inc.)

Mr. George Chan
(Ernst & Young Hua Ming LLP)